FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 8-K
                       PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          DATE OF REPORT: MAY 12, 2006

                             ---------------------

                         COMMISSION FILE NUMBER 1-8198

                            HSBC FINANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



           DELAWARE                                      86-1052062
   (STATE OF INCORPORATION)                 (IRS EMPLOYER IDENTIFICATION NUMBER)

2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS                      60070
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)


                                 (847) 564-5000
               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR
    230.425)

( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR
    240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange
    Act (17 CFR 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange
    Act (17 CFR 240.13e-4(c))

--------------------------------------------------------------------------------


ITEM 7.01. REGULATION FD DISCLOSURE
--------------------------------------------------------------------------------

Financial supplement pertaining to the financial results of HSBC Finance Corporation and HSBC USA Inc. for the three months ended March 31, 2006. The information included in the financial supplement with respect to HSBC Finance Corporation and HSBC USA Inc. on a combined basis is presented on an International Financial Reporting Standards ("IFRSs") basis as applied by HSBC Holdings plc. Additional detail regarding significant accounting policies is available in the HSBC Holdings plc 2005 Annual Report. The information included in the financial supplement with respect to HSBC Finance Corporation is presented on a management basis and an IFRS management basis. As presented in this Form 8-K, IFRS basis is a non-GAAP financial measure that represents U.S. GAAP as adjusted in accordance with IFRSs. Management basis is a non-GAAP financial measure derived from U.S. GAAP reported results that eliminates, among other things, mortgage and private label receivable transfers from HSBC Finance Corporation to its affiliate, HSBC Bank USA, N.A., and related intercompany activities and assumes that securitized receivables have not been sold and remain on the HSBC Finance Corporation balance sheet. IFRS management basis is a non-GAAP financial measure that represents management basis as adjusted in accordance with IFRSs.

This information shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act except as otherwise expressly stated in such a filing.

ITEM 9.01. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS
--------------------------------------------------------------------------------

     (a) Financial statements of businesses acquired.

        Not applicable.

     (b) Pro forma financial information.

        Not applicable.

     (c) Exhibits.



NO.  EXHIBIT
---  -------

 99  Financial supplement.



SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          HSBC FINANCE CORPORATION
                                          (Registrant)

                                          By: /s/ Patrick D. Schwartz
                                            ------------------------------------
                                              Patrick D. Schwartz
                                              Vice President-Deputy General
                                              Counsel-Corporate

Dated: May 12, 2006


                                                                      EXHIBIT 99
--------------------------------------------------------------------------------

                            HSBC FINANCE CORPORATION

                                      AND

                                 HSBC USA INC.

                      SUPPLEMENT TO THE FORMS 10-Q FOR THE
                          PERIOD ENDED MARCH 31, 2006

                                                                       MAY, 2006




FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------

This document, and subsequent discussion, contains certain forward-looking information with respect to the financial condition, results of operations and business of HSBC Holdings plc, HSBC Finance Corporation, HSBC USA Inc. and HSBC North America Holdings Inc. This information represents expectations or beliefs concerning future events and is subject to unknown risks and uncertainties. This information speaks only as of the date on which it is provided. Additional detailed information concerning important factors that could cause actual results to differ materially is available in the HSBC Holdings plc 2005 Annual Report, and the HSBC Finance Corporation and HSBC USA Inc. Annual Reports on Forms 10-K for the year ended December 31, 2005 and Quarterly Reports on Forms 10-Q for the quarter ended March 31, 2006.


                                        2


BASIS OF REPORTING
--------------------------------------------------------------------------------

- INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSS") From January 1, 2005, HSBC Holdings plc ("HSBC") has prepared its consolidated financial statements in accordance with International Financial Reporting Standards as endorsed by the European Union. IFRSs comprise accounting standards issued by the International Accounting Standards Board and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee and its predecessor body. Please see HSBC's 2005 Annual Report for more detail regarding significant accounting policies.

- HSBC FINANCE CORPORATION -- MANAGED BASIS (a non-GAAP financial measure) assumes that securitized customer loans have not been sold and remain on the HSBC Finance Corporation balance sheet.

- HSBC FINANCE CORPORATION -- MANAGEMENT BASIS In addition to managed basis reporting, operations are monitored and trends are evaluated on a management basis (a non-GAAP financial measure). Management basis reporting, in addition to the managed basis adjustments, assumes that the Mortgages and Private Label customer loans transferred from HSBC Finance Corporation to HSBC's U.S. banking subsidiary, HSBC Bank USA, N.A. ("HSBC Bank USA"), have not been sold and remain on the HSBC Finance Corporation balance sheet. Additionally, operations are monitored and trends are evaluated on a management basis because the customer loan sales to HSBC Bank USA were conducted primarily to more appropriately fund prime customer loans within the HSBC Group and such customer loans continue to be managed and serviced by us without regard to ownership. Furthermore, operating results are reviewed and decisions are made about allocating resources such as employees on a management basis.

  When reporting on a management basis, net interest income, fee income and loan impairment charges are adjusted to include the activity associated with these customer loans transferred to HSBC Bank USA. Gains on sales, loan premium amortization and the related servicing fees are eliminated. Management believes that management basis information enables readers, investors and other interested parties to better understand the overall performance and related trends of our consumer finance business.

  Certain adjustments have been made to prior period amounts to conform to the current period presentation.

- HSBC FINANCE CORPORATION -- IFRS MANAGEMENT BASIS (a non-GAAP financial measure) represents management basis results adjusted in accordance with IFRSs. In this document, the term "customer loans" is synonymous to "receivables" in our U.S. GAAP financial statements.

- HSBC USA INC. -- IFRS represents HSBC USA Inc. U.S. GAAP results adjusted in accordance with IFRSs.


                                        3


HSBC FINANCE CORPORATION AND HSBC USA INC.
PROFIT FOR THE PERIOD -- IFRS (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------



                                                                       THREE MONTHS ENDED
                                                              ------------------------------------
                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2006          2005         2005
--------------------------------------------------------------------------------------------------
                                                                          (MILLIONS $)

Profit for the Period (after-tax):
HSBC Finance Corporation....................................   $  930        $  766       $  824
HSBC USA Inc................................................      287           179          297
                                                               ------        ------       ------
  Sub-total.................................................    1,217           945        1,121
  Intercompany Eliminations(1)..............................       68           110          107
                                                               ------        ------       ------
Combined Profit for the Period..............................   $1,285        $1,055       $1,228
                                                               ======        ======       ======


---------------

(1) Primarily relates to intercompany derivatives accounting and premium amortization on the transfer of assets between HSBC Finance Corporation and HSBC USA Inc.


                                        4


--------------------------------------------------------------------------------

                            HSBC FINANCE CORPORATION



                                        5


HSBC FINANCE CORPORATION - FIRST QUARTER 2006 HIGHLIGHTS
IFRS MANAGEMENT BASIS (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------

- Strong quarter with good underlying business trends

      -  Solid results from all businesses

      - Favorable credit performance related to lower bankruptcies, customer loan growth and a continued strong U.S. economy

      -  Integration of Metris on schedule

      - First quarter results include seasonal Taxpayer Financial Services revenues

- Profit for the Period increased 12% year-over-year

      - Profit Before Tax increased 13%. Excluding derivative and fair value impacts, Profit Before Tax increased 49%.

- Net Interest Income increased 12% year-over-year due to strong customer loan growth

      - Average Customer Loans grew 18% year-over-year with solid organic growth across all products

- Loan Impairment Charges decreased from both the prior quarter and prior year first quarter

      - Decreased bankruptcy filings following change in U.S. legislation in October 2005, which accelerated Loan Impairment Charges in the fourth quarter of 2005, a portion of which would have been experienced in 2006

      - Reduction of estimated exposure associated with Hurricane Katrina in the first quarter of 2006

      - Lower Loan Impairment Charges due to growing mix of near-prime loans in residential mortgage and motor vehicle finance

      - Continued favorable U.S. consumer credit environment, although housing market showing modest signs of slowing in some markets



                                        6


HSBC FINANCE CORPORATION
IFRS MANAGEMENT BASIS (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------



                                                                       THREE MONTHS ENDED
                                                              ------------------------------------
                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2006          2005         2005
--------------------------------------------------------------------------------------------------
                                                                          (MILLIONS $)

Net Interest Income.........................................   $2,873        $2,694       $2,558
Net Fee Income..............................................      819           699          703
Trading Income(1)...........................................       66            65          208
Net Income/(Expense) from Financial Instruments Designated
  at Fair Value(2)..........................................       (5)           36          176
Other Operating Income......................................      145           336          110
                                                               ------        ------       ------
  Total Operating Income....................................    3,898         3,830        3,755
Loan Impairment Charges and Other Credit Risk Provisions....      904         1,447        1,048
Operating Expenses..........................................    1,436         1,400        1,333
                                                               ------        ------       ------
  Profit Before Tax.........................................    1,558           983        1,374
Tax Expense.................................................      546           164          472
                                                               ------        ------       ------
  Profit for the Period.....................................   $1,012        $  819       $  902
                                                               ======        ======       ======
Cost Efficiency Ratio.......................................     36.8%         36.6%        35.5%
Operating Expenses/Average Customer Loans...................      3.4%          3.5%         3.8%


---------------

(1) Includes ineffectiveness on qualifying hedges and mark-to-market on non-qualifying hedges that are not managed in conjunction with the debt securities in issue designated at fair value of $14, ($39) and $156 million for the quarters ended March 31, 2006, December 31, 2005 and March 31, 2005, respectively.

(2) Includes gains and losses from changes in fair value of debt securities in issue designated at fair value and gains and losses from changes in fair value of derivatives that are managed in conjunction with them.



                                        7


HSBC FINANCE CORPORATION
KEY RATIOS - MANAGEMENT BASIS (A NON-GAAP MEASURE)(1)
--------------------------------------------------------------------------------



- Net Interest Margin (NIM) down from the prior year first quarter and flat sequentially

      - Overall yield increased in the quarter due to repricing efforts which were offset by a higher mix of residential mortgage customer loans and higher cost of funds

- RAR improved from the prior quarter and prior year first quarter driven by lower charge-offs
---------------

(1) Derived from U.S. GAAP reported results and adjusted to management basis as further described on page 3.

(2) Excludes mark-to-market on derivatives which do not qualify as effective hedges and ineffectiveness associated with qualifying hedges under SFAS No. 133.



                                        8


HSBC FINANCE CORPORATION
CREDIT QUALITY - MANAGEMENT BASIS (A NON-GAAP MEASURE)(1)
--------------------------------------------------------------------------------



- The first quarter 2006 charge-off ratio decreased from fourth quarter 2005 primarily due to the fourth quarter spike in bankruptcy charge-offs in the U.S. as a result of new bankruptcy legislation effective October 2005

- RAR improved from the prior quarter and prior year first quarter driven by lower charge-offs
---------------

(1) Derived from U.S. GAAP reported results and adjusted to management basis as further described on page 3.

(2) Excludes mark-to-market on derivatives which do not qualify as effective hedges and ineffectiveness associated with qualifying hedges under SFAS No. 133.



                                        9


HSBC FINANCE CORPORATION
IFRS MANAGEMENT BASIS (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------

CUSTOMER LOANS



                                                                                    MARCH 06
                                                                               INCREASE/(DECREASE)
                                                                               -------------------
                                                                                        %
                                                                               -------------------
                                              MARCH 06    DEC 05    MARCH 05   DEC 05    MARCH 05
--------------------------------------------------------------------------------------------------
                                                                  (MILLIONS $)

Branch Residential Mortgage.................  $ 43,062   $ 41,341   $ 38,166      4%         13%
Correspondent Residential Mortgage..........    49,330     44,297     35,094     11          41
                                              --------   --------   --------     --         ---
  Residential Mortgage......................    92,392     85,638     73,260      8          26
MasterCard/Visa(1) Credit Cards.............    24,740     25,819     21,739     (4)         14
Private Label Cards.........................    18,402     19,656     18,019     (6)          2
Motor Vehicle Finance.......................    12,113     11,911     10,313      2          17
Other Unsecured Personal Lending............    20,844     20,745     19,771     --           5
Commercial and Other........................        31         33         93     (6)        (67)
                                              --------   --------   --------     --         ---
  Total Customer Loans......................  $168,522   $163,802   $143,195      3%         18%
                                              ========   ========   ========     ==         ===


---------------

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.



                                        10


HSBC FINANCE CORPORATION
FIRST QUARTER 2006 -- BUSINESS UNIT HIGHLIGHTS
--------------------------------------------------------------------------------


           RETAIL BRANCH CHANNEL                                  CORRESPONDENT/
              (HFC/BENEFICIAL)                                  WHOLESALE CHANNEL


- Continued good loan growth                       - Strong residential mortgage growth
  - Residential mortgage products up                 - Portfolio up 11% over prior quarter and
    4% over prior quarter and                          41% year-over-year
    13% year-over-year
                                                   - Improved returns on new production
    ( ) Includes both near-prime and
         non-prime segments                        - Run-off slowed from prior quarter to prior
                                                     year first quarter levels
    ( ) Junior liens a good source of growth
                                                   - Monitoring credit quality closely given
- Cross sell volume continues to expand              the housing market showing modest signs of
  - Motor vehicle loans and credit card              slowing
    sales in branches contribute to overall
    growth
- Credit quality remains stable although
  housing market showing modest signs of
  slowing




                                        11


HSBC FINANCE CORPORATION
FIRST QUARTER 2006 -- BUSINESS UNIT HIGHLIGHTS
--------------------------------------------------------------------------------

                                  CREDIT CARD

- Strong year-over-year profits, good organic loan and operating income growth

- Increased net interest margin year-over-year by growing non-prime book and repricing efforts

- Strong growth in fee and other operating income from the prior year first quarter due to growing portfolio and higher interchange fees

- Improved credit quality driven by lower bankruptcy charge-offs and filings

- Metris integration on schedule

- Estimates of the potential impact of the change in minimum payment guidelines take into account a number of factors which are difficult to predict at this time and are being closely monitored

                                 PRIVATE LABEL

- Signed new merchant, Boscov's Department Stores, in April

- Expanded private label programs with two of our merchants through enhanced underwriting, terms and customer service

- Risk adjusted revenue performing well compared to the prior quarter as positive credit trends mitigated margin compression

- Estimates of the potential impact of the change in minimum payment guidelines take into account a number of factors which are difficult to predict at this time and are being closely monitored



                                        12


HSBC FINANCE CORPORATION
FIRST QUARTER 2006 -- BUSINESS UNIT HIGHLIGHTS
--------------------------------------------------------------------------------

                                      AUTO

- Good organic loan growth in dealer channel

- Customer loan mix shift toward near-prime producing lower charge-offs and higher risk adjusted revenues

- Continue to refine collection strategies to improve cash collections

                          TAXPAYER FINANCIAL SERVICES

- Expanded relationships with existing partners

- Expanded product offerings to include prepaid debit cards

                                 INTERNATIONAL

CANADA

- Good loan growth and profitability

  - Branch expansion contributed to strong growth in unsecured and residential mortgage products

  - Growth initiatives in motor vehicle and credit card contributed favorably to customer loan growth

- Credit quality stable

UK

- Focus remains on credit and loss mitigation in a continued challenging environment



                                        13


--------------------------------------------------------------------------------

                                 HSBC USA INC.



                                        14


HSBC USA INC. FIRST QUARTER - 2006 HIGHLIGHTS
IFRS  - (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------

- Solid quarter including continuing progress on strategic initiatives

      - Domestic deposits grew 20% year-over-year and reflect impact of nationwide Online Savings roll out and branch expansion

      - Small business, middle market, and large corporate commercial loans grew a combined 14% year-over-year

      - Total Operating Income increased 8% from prior year first quarter and was spread across all customer groups

- Profit for the Period down 3% from the prior year first quarter but up from the prior quarter

      - Quarterly results reflect a $40 million before tax charge from fair value option accounting

- Net Interest Income (NII) was lower than the prior year first quarter largely due to a flatter yield curve and the impact on balance sheet management income in Corporate, Investment Banking and Markets (CIBM)

      - Balance sheet management income was $105 million lower than prior year first quarter but was offset by higher trading income which was $137 million above prior year first quarter, principally recorded in Global Markets business

      - Growing core customer deposit base in Personal Financial Services, Commercial Banking and Private Banking contributed to overall NII

- Credit quality remains strong

      - Loan impairment increases relate principally to commercial releases/recoveries in the prior year first quarter

      - Consumer Finance loan impairment charges increased on higher loan volumes while bankruptcy filings decreased significantly

- Increased Operating Expenses reflect recent investment initiatives

      - Expansion of retail distribution network including addition of branches and the rollout of the Online Savings Account

      - Build-out of CIBM business platform is largely complete; quarterly comparisons reflect 2005 investments



                                        15

HSBC USA INC.
IFRS - (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------



                                                                       THREE MONTHS ENDED
                                                              ------------------------------------
                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2006          2005         2005
--------------------------------------------------------------------------------------------------
                                                                          (MILLIONS $)

Net Interest Income.........................................   $  573        $  638       $  686
Net Fee Income..............................................      230           218          123
Trading Income..............................................      344           211          175
Net Income/(Expense) from Financial Instruments
  Designated at Fair Value(1)...............................      (40)           14           (8)
Other Operating Income......................................      142            77          179
                                                               ------        ------       ------
  Total Operating Income....................................    1,249         1,158        1,155
Loan Impairment Charges and Other Credit Risk Provisions....      169           212          121
Operating Expenses..........................................      664           602          578
                                                               ------        ------       ------
  Profit Before Tax.........................................      416           344          456
Tax Expense.................................................      129           165          159
                                                               ------        ------       ------
  Profit for the Period.....................................   $  287        $  179       $  297
                                                               ======        ======       ======
Cost Efficiency Ratio.......................................     53.2%         52.0%        50.0%


---------------

(1) Includes gains and losses from changes in fair value of debt securities in issue designated at fair value and gains and losses from changes in fair value of derivatives that are managed in conjunction with them.



                                        16


HSBC USA INC.
FIRST QUARTER 2006 -- BUSINESS UNIT HIGHLIGHTS
--------------------------------------------------------------------------------



     PERSONAL FINANCIAL SERVICES (PFS)                       COMMERCIAL BANKING (CMB)

- Success in numerous initiatives to broaden       - Good year-over-year deposit and loan
  distribution channels                              growth
  - Online Savings deposits totaled $3.8           - Expanded markets and distribution through
    billion at March 31, 2006, up from $1.0          new lending office in Washington, DC and
    billion at December 2005                         Embassy Banking referral arrangement with
                                                     Wachovia
- Branch network expansion continued with 4
  new locations added during the first             - Increased syndication capabilities led to
  quarter 2006                                       higher fee income in Commercial Real Estate
- Finalized an agreement to brand ATMs in          - Good credit quality in Middle Market and
  Walgreens stores in northern New Jersey            Real Estate
- Americas Premier Center (APC) opened in
  Miami showing strong early deposit
  momentum
- "Different Points of View" global branding
  initiative launched with new ad campaign
  at JFK Airport
- Operating Expenses increased from prior
  year first quarter, half of which reflects
  initiatives to expand distribution
  channels





                                        17


HSBC USA INC.
FIRST QUARTER 2006 -- BUSINESS UNIT HIGHLIGHTS
--------------------------------------------------------------------------------



                                                          CORPORATE, INVESTMENT BANKING
            PRIVATE BANKING (PB)                                AND MARKETS (CIBM)

- Strong operating income growth from the          - Significantly higher trading revenues
  prior year first quarter due in part to            offset lower balance sheet management
  higher performance fees on foreign                 revenues in net interest income
  investments
                                                   - Growth in markets related revenues
- Good year-over-year deposit and loan               recorded in derivatives, precious metals and
  growth on marketing initiatives targeting          mortgage backed securities
  new and existing clients
                                                   - Transaction Banking revenues and deposits
- Expanded Wealth and Tax Advisory Services          up over prior year
  with new offices in Seattle, Chicago and
  Palo Alto                                          - Reflects HSBC's market leader position
                                                       in developing cross border payments and cash
                                                       management services
                                                   - Operating expenses increased from the
                                                     prior year first quarter, essentially flat
                                                     from prior quarter and reflects costs
                                                     associated with business expansion
                                                     initiatives




                                        18


--------------------------------------------------------------------------------

                                    APPENDIX




RECONCILIATIONS TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION NET INCOME
IFRS BASIS


                                                        THREE MONTHS ENDED   THREE MONTHS ENDED   THREE MONTHS ENDED
                                                          MARCH 31, 2006     DECEMBER 31, 2005      MARCH 31, 2005
--------------------------------------------------------------------------------------------------------------------
                                                                         (DOLLARS ARE IN MILLIONS)

Net income -- U.S. GAAP Owned Basis...................         $888                 $393                 $819
IFRS Adjustments, net of tax..........................           42                  373                    5
                                                               ----                 ----                 ----
NET INCOME -- IFRS....................................         $930                 $766                 $824
                                                               ====                 ====                 ====



                                        1


RECONCILIATIONS TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION INCOME STATEMENT
IFRS MANAGEMENT BASIS


                                        THREE MONTHS ENDED 03/31/06         THREE MONTHS ENDED 12/31/05
                                     ---------------------------------   ---------------------------------
                                                 IFRS                                IFRS
                                              MANAGEMENT       IFRS               MANAGEMENT       IFRS
                                     OWNED       BASIS      MANAGEMENT   OWNED       BASIS      MANAGEMENT
                                     BASIS    ADJUSTMENTS     BASIS      BASIS    ADJUSTMENTS     BASIS
----------------------------------------------------------------------------------------------------------
                                                           (DOLLARS ARE IN MILLIONS)

Net interest income................  $2,464     $   409       $2,873     $2,298      $ 396        $2,694
Net fee income.....................    392          427          819       469         230           699
Trading income.....................      -           66           66         -          65            65
Net income/(expense) from financial
 instruments designated at fair
 value.............................      -           (5)          (5)        -          36            36
Other operating income.............  1,015         (870)         145       674        (338)          336
                                     ------     -------       ------     ------      -----        ------
TOTAL OPERATING INCOME.............  3,871           27        3,898     3,441         389         3,830
                                     ------     -------       ------     ------      -----        ------
Loan impairment charges and other
 credit risk provisions............    866           38          904     1,310         137         1,447
Operating expenses.................  1,606         (170)       1,436     1,542        (142)        1,400
                                     ------     -------       ------     ------      -----        ------
Profit before tax..................  1,399          159        1,558       589         394           983
Tax expense........................    511           35          546       196         (32)          164
                                     ------     -------       ------     ------      -----        ------
PROFIT FOR THE PERIOD..............  $ 888      $   124       $1,012     $ 393       $ 426        $  819
                                     ======     =======       ======     ======      =====        ======
COST EFFICIENCY RATIO:
Total operating expenses...........  $1,606     $  (170)      $1,436     $1,542      $(142)       $1,400
Policyholders' benefits............   (118)         118            -      (109)        109             -
                                     ------     -------       ------     ------      -----        ------
Total operating expenses, excluding
 policyholders' benefits...........  $1,488     $   (52)      $1,436     $1,433      $ (33)       $1,400
                                     ------     -------       ------     ------      -----        ------
Net interest income and other
 operating income..................  $3,871     $    27       $3,898     $3,441      $ 389        $3,830
Policyholders' benefits............   (118)         118            -      (109)        109             -
                                     ------     -------       ------     ------      -----        ------
Net interest income and other
 operating income, excluding
 policyholders' benefits...........  $3,753     $   145       $3,898     $3,332      $ 498        $3,830
                                     ------     -------       ------     ------      -----        ------
COST EFFICIENCY RATIO..............   39.6%                     36.8%     43.0%                     36.6%
                                     ======                   ======     ======                   ======
PROFIT FOR THE PERIOD GROWTH:
 Profit for the period.............  $ 888      $   124       $1,012     $ 393       $ 426        $  819
 IFRS management basis profit for
   the period growth:
 03/31/06 compared to 03/31/05.....                               12%
                                                              ======


                                        THREE MONTHS ENDED 03/31/05
                                     ---------------------------------
                                                 IFRS
                                              MANAGEMENT       IFRS
                                     OWNED       BASIS      MANAGEMENT
                                     BASIS    ADJUSTMENTS     BASIS
-----------------------------------  ---------------------------------
                                         (DOLLARS ARE IN MILLIONS)

Net interest income................  $1,888     $   670       $2,558
Net fee income.....................    306          397          703
Trading income.....................      -          208          208
Net income/(expense) from financial
 instruments designated at fair
 value.............................      -          176          176
Other operating income.............  1,156       (1,046)         110
                                     ------     -------       ------
TOTAL OPERATING INCOME.............  3,350          405        3,755
                                     ------     -------       ------
Loan impairment charges and other
 credit risk provisions............    841          207        1,048
Operating expenses.................  1,542         (209)       1,333
                                     ------     -------       ------
Profit before tax..................    967          407        1,374
Tax expense........................    341          131          472
                                     ------     -------       ------
PROFIT FOR THE PERIOD..............  $ 626      $   276       $  902
                                     ======     =======       ======
COST EFFICIENCY RATIO:
Total operating expenses...........  $1,542     $  (209)      $1,333
Policyholders' benefits............   (122)         122            -
                                     ------     -------       ------
Total operating expenses, excluding
 policyholders' benefits...........  $1,420     $   (87)      $1,333
                                     ------     -------       ------
Net interest income and other
 operating income..................  $3,350     $   405       $3,755
Policyholders' benefits............   (122)         122            -
                                     ------     -------       ------
Net interest income and other
 operating income, excluding
 policyholders' benefits...........  $3,228     $   527       $3,755
                                     ------     -------       ------
COST EFFICIENCY RATIO..............   44.0%                     35.5%
                                     ======                   ======
PROFIT FOR THE PERIOD GROWTH:
 Profit for the period.............  $ 626      $   276       $  902
 IFRS management basis profit for
   the period growth:
 03/31/06 compared to 03/31/05.....



                                        2


RECONCILIATIONS TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
MANAGEMENT BASIS



                                                                    THREE MONTHS ENDED
                                                              -------------------------------
                                                              MARCH 31, 2006   MARCH 31, 2005
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

NET INTEREST INCOME:
Net interest income:
  Owned basis...............................................     $  2,464         $  1,888
  Management basis adjustments..............................          435              711
                                                                 --------         --------
  Management basis..........................................     $  2,899         $  2,599
                                                                 --------         --------
Average interest-earning assets:
  Owned basis...............................................     $147,266         $112,985
  Managed basis adjustments.................................        3,505           12,884
  Management basis adjustments..............................       20,831           20,225
                                                                 --------         --------
  Management basis..........................................     $171,602         $146,094
                                                                 --------         --------
Owned basis net interest margin.............................          6.7%             6.7%
Management basis net interest margin........................          6.8              7.1
                                                                 ========         ========
RETURN ON AVERAGE ASSETS:
Profit for the period:
  Owned basis...............................................     $    888         $    626
  Management basis adjustments..............................           80               72
                                                                 --------         --------
  Management basis..........................................     $    968         $    698
                                                                 --------         --------
Adjusted profit for the period:
  Owned basis...............................................     $    888         $    626
  Management basis adjustments..............................           80               72
  Derivative adjustments....................................          (34)            (157)
                                                                 --------         --------
  Management basis adjusted for derivatives.................     $    934         $    541
                                                                 --------         --------
Average assets:
  Owned basis...............................................     $162,688         $131,954
  Management basis adjustments..............................       24,225           33,117
                                                                 --------         --------
  Management basis..........................................     $186,913         $165,071
                                                                 --------         --------
Return on average owned assets..............................          2.2%             1.9%
Return on average management assets.........................          2.1              1.7
Return on average management assets, adjusted for
  derivatives...............................................          2.0              1.3
                                                                 ========         ========



                                        3

RECONCILIATIONS TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
MANAGEMENT BASIS



                                                                    THREE MONTHS ENDED
                                                              -------------------------------
                                                              MARCH 31, 2006   MARCH 31, 2005
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

MANAGED BASIS RISK ADJUSTED REVENUE:
Net interest income.........................................     $  2,567         $  2,220
Other operating income, excluding securitization revenue and the mark-to-market on derivatives which do not qualify as
  effective hedges and ineffectiveness associated with
  qualifying hedges under SFAS No. 133......................        1,313            1,223
Less: Net charge-offs.......................................         (990)          (1,118)
                                                                 --------         --------
Risk adjusted revenue.......................................     $  2,890         $  2,325
                                                                 --------         --------
Management basis adjustments:
Net interest income.........................................     $    332         $    379
Other operating income, excluding securitization revenue and the mark-to-market on derivatives which do not qualify as
  effective hedges and ineffectiveness associated with
  qualifying hedges under SFAS No. 133......................          (64)            (118)
Less: Net charge-offs.......................................         (158)            (154)
                                                                 --------         --------
Risk adjusted revenue, management basis adjustments.........     $    110         $    107
                                                                 --------         --------
Management basis:
Net interest income.........................................     $  2,899         $  2,599
Other operating income, excluding securitization revenue and the mark-to-market on derivatives which do not qualify as
  effective hedges and ineffectiveness associated with
  qualifying hedges under SFAS No. 133......................        1,249            1,105
Less: Net charge-offs.......................................       (1,148)          (1,272)
                                                                 --------         --------
Risk adjusted revenue, management basis.....................     $  3,000         $  2,432
                                                                 --------         --------
Average interest-earning assets:
  Managed basis.............................................     $150,771         $125,869
  Management basis adjustments..............................       20,831           20,225
                                                                 --------         --------
  Management basis..........................................     $171,602         $146,094
                                                                 --------         --------
Managed basis risk adjusted revenue.........................          7.7%             7.4%
Management basis risk adjusted revenue......................          7.0              6.7
                                                                 ========         ========



                                        4

RECONCILIATIONS TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
MANAGEMENT BASIS



                                                                    THREE MONTHS ENDED
                                                              -------------------------------
                                                              MARCH 31, 2006   MARCH 31, 2005
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

CONSUMER NET CHARGE-OFF RATIO:
Consumer net charge-offs:
  Owned basis...............................................     $    928         $    856
  Management basis adjustments..............................          220              410
                                                                 --------         --------
  Management basis..........................................     $  1,148         $  1,266
                                                                 --------         --------
Average consumer receivables:
  Owned basis...............................................     $143,893         $108,928
  Management basis adjustments..............................       24,333           33,099
                                                                 --------         --------
  Management basis..........................................     $168,226         $142,027
                                                                 --------         --------
Owned basis consumer net charge-off ratio...................          2.6%             3.1%
Management basis consumer net charge-off ratio..............          2.7              3.6
                                                                 ========         ========
TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY RATIO:
Consumer 2+ delinquency:
  Owned basis...............................................     $  5,312         $  4,229
  Management basis adjustments..............................          619            1,044
                                                                 --------         --------
  Management basis..........................................     $  5,931         $  5,273
                                                                 --------         --------
Consumer receivables:
  Owned basis...............................................     $146,580         $111,911
  Management basis adjustments..............................       23,241           31,480
                                                                 --------         --------
  Management basis..........................................     $169,821         $143,391
                                                                 --------         --------
Owned basis consumer 2+ delinquency ratio...................          3.6%             3.8%
Management basis consumer 2+ delinquency ratio..............          3.5              3.7
                                                                 ========         ========



                                        5


RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
IFRS MANAGEMENT BASIS


                                AS AT MARCH 31, 2006                 AS AT DECEMBER 31, 2005
                         -----------------------------------   -----------------------------------
                                       IFRS                                  IFRS
                                    MANAGEMENT       IFRS                 MANAGEMENT       IFRS
                          OWNED        BASIS      MANAGEMENT    OWNED        BASIS      MANAGEMENT
                          BASIS     ADJUSTMENTS     BASIS       BASIS     ADJUSTMENTS     BASIS
--------------------------------------------------------------------------------------------------
                                                 (DOLLARS ARE IN MILLIONS)

CUSTOMER LOANS
Branch residential
  mortgage.............  $ 43,034     $    28      $ 43,062    $ 41,270     $    71      $ 41,341
Correspondent
  residential
  mortgage.............    46,458       2,872        49,330      41,556       2,741        44,297
                         --------     -------      --------    --------     -------      --------
  Residential
    mortgage...........    89,492       2,900        92,392      82,826       2,812        85,638
MasterCard/Visa(1)
  credit cards.........    23,449       1,291        24,740      24,110       1,709        25,819
Private label cards....     2,428      15,974        18,402       2,520      17,136        19,656
Motor vehicle
  finance..............    11,186         927        12,113      10,704       1,207        11,911
Other unsecured
  personal lending.....    20,006         838        20,844      19,545       1,200        20,745
Commercial and other...       206        (175)           31         208        (175)           33
                         --------     -------      --------    --------     -------      --------
TOTAL CUSTOMER LOANS...  $146,767     $21,755      $168,522    $139,913     $23,889      $163,802
                         ========     =======      ========    ========     =======      ========


                                AS AT MARCH 31, 2005
                         -----------------------------------
                                       IFRS
                                    MANAGEMENT       IFRS
                          OWNED        BASIS      MANAGEMENT
                          BASIS     ADJUSTMENTS     BASIS
-----------------------  -----------------------------------
                              (DOLLARS ARE IN MILLIONS)

CUSTOMER LOANS
Branch residential
  mortgage.............  $ 37,862     $   304      $ 38,166
Correspondent
  residential
  mortgage.............    30,624       4,470        35,094
                         --------     -------      --------
  Residential
    mortgage...........    68,486       4,774        73,260
MasterCard/Visa(1)
  credit cards.........    15,554       6,185        21,739
Private label cards....     3,130      14,889        18,019
Motor vehicle
  finance..............     8,107       2,206        10,313
Other unsecured
  personal lending.....    16,608       3,163        19,771
Commercial and other...       276        (183)           93
                         --------     -------      --------
TOTAL CUSTOMER LOANS...  $112,161     $31,034      $143,195
                         ========     =======      ========


---------------

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.


                                        6


RECONCILIATIONS TO GAAP FINANCIAL MEASURES
HSBC USA INC. INCOME STATEMENT
IFRS



                                      THREE MONTHS ENDED              THREE MONTHS ENDED           THREE MONTHS ENDED
                                            3/31/06                        12/31/05                      3/31/05
                                    -------------------------    -------------------------    --------------------------
                                    OWNED    IFRS                OWNED       IFRS             OWNED    IFRS
                                    BASIS ADJUSTMENTS    IFRS    BASIS    ADJUSTMENTS IFRS    BASIS ADJUSTMENTS    IFRS
------------------------------------------------------------------------------------------------------------------------
                                                                      (DOLLARS ARE IN MILLIONS)

Net interest income...............  $ 562    $ 11       $  573   $ 631       $  7    $  638   $ 665    $ 21       $  686
Net fee income....................    228       2          230     201         17       218     123       -          123
Trading income....................    344       -          344     214         (3)      211     178      (3)         175
Net income/(expense) from
 financial instruments designated
 at fair value....................      -     (40)         (40)      -         14        14       -      (8)         (8)
Other operating income............    138       4          142      94        (17)       77     188      (9)         179
                                    ------   ----       ------   ------      ----    ------   ------   ----       ------
TOTAL OPERATING INCOME............  1,272     (23)       1,249   1,140         18     1,158   1,154       1        1,155
                                    ------   ----       ------   ------      ----    ------   ------   ----       ------
Loan impairment charges and other
 credit risk provisions...........    158      11          169     196         16       212      95      26          121
Operating expenses................    663       1          664     632        (30)      602     567      11          578
                                    ------   ----       ------   ------      ----    ------   ------   ----       ------
 Profit before tax................    451     (35)         416     312         32       344     492     (36)         456
Tax expense.......................    143     (14)         129     116         49       165     176     (17)         159
                                    ------   ----       ------   ------      ----    ------   ------   ----       ------
PROFIT FOR THE PERIOD.............  $ 308    $(21)      $  287   $ 196       $(17)   $  179   $ 316    $(19)      $  297
                                    ======   ====       ======   ======      ====    ======   ======   ====       ======
COST EFFICIENCY RATIO:
 Total operating expenses.........  $ 663    $  1       $  664   $ 632       $(30)   $  602   $ 567    $ 11       $  578
 Net interest income and other
   operating income...............  1,272     (23)       1,249   1,140         18     1,158   1,154       1        1,155
                                    ------   ----       ------   ------      ----    ------   ------   ----       ------
COST EFFICIENCY RATIO.............   52.1%                53.2%   55.4%                52.0%   49.1%               50.0%
                                    ======              ======   ======              ======   ======              ======
PROFIT FOR THE PERIOD GROWTH:
 Profit for the period............  $ 308    $(21)      $  287   $ 196       $(17)   $  179   $ 316    $(19)      $  297
 IFRS profit for the period
   growth:
 3/31/06 compared to 3/31/05......                          (3)%
                                                        ======



                                        7


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  May 15, 2006